Exhibit 12

Dechert LLP Three Bryant Park 1095 Avenue of the Americas New York, NY 10036-6797 +1 212 698 3500 Main +1 212 698 3599 Fax

FORM OF TAX OPINION – DRAFT

[●], 2026

Board of Trustees

John Hancock Comvest Private Income Fund

360 S. Rosemary Avenue, Suite 1700

West Palm Beach, Florida 33401

Board of Trustees

Manulife Private Credit Fund

200 Berkeley Street

Boston, Massachusetts 02116

Dear Ladies and Gentlemen:

You have requested our opinion regarding certain federal income tax consequences to Manulife Private Credit Fund (the “Acquired Fund”), a Delaware statutory trust, and John Hancock Comvest Private Income Fund (the “Acquiring Fund”), a Delaware statutory trust, and to the holders of shares of beneficial interest in the Acquired Fund (the “Acquired Fund Shareholders”), in connection with the transfer of all of the assets, as described in the Agreement and Plan of Merger (the “Agreement”) dated as of June 22, 2026, executed by and among the Acquired Fund, the Acquiring Fund and John Hancock Comvest Merger Sub, LLC, a Delaware limited liability company and a wholly-owned direct subsidiary of the Acquiring Fund, as amended by Amendment No. 1 thereto dated as of [●], 2026, of the Acquired Fund to the Acquiring Fund in exchange solely for shares of beneficial interest in the Acquiring Fund (the “Acquiring Fund Shares”), and the assumption of the Acquired Fund’s liabilities as described in the Agreement by the Acquiring Fund, followed by the distribution of the Acquiring Fund Shares received by the Acquired Fund in complete liquidation and termination of the Acquired Fund (the “Reorganization”), all pursuant to the Agreement.

For purposes of this opinion, we have examined and relied upon (1) the Agreement, (2) the facts and representations contained in the letter dated on or about the date hereof addressed to us from the Acquiring Fund, (3) the facts and representations contained in the letter dated on or about the date hereof addressed to us from the Acquired Fund, and (4) such other documents and instruments as we have deemed necessary or appropriate for purposes of rendering this opinion.

DRAFT [●], 2026 Page 2

This opinion is based upon the Internal Revenue Code of 1986, as amended (the “Code”), United States Treasury Regulations, judicial decisions, and administrative rulings and pronouncements of the Internal Revenue Service, all as in effect on the date hereof. This opinion is conditioned upon the Reorganization taking place in the manner described in the Agreement.

Based upon the foregoing, it is our opinion that for federal income tax purposes, with respect to the Acquired Fund and the Acquiring Fund:

1.	The Reorganization will constitute a tax-free reorganization within the meaning of Section 368(a) of the Code.

2.

The Acquired Fund will not recognize gain or loss upon the transfer of substantially all of its assets to the Acquiring Fund in exchange solely for the Acquiring Fund Shares and the assumption of all liabilities of the Acquired Fund, except that the Acquired Fund may be required to recognize gain or loss with respect to contracts described in Section 1256(b) of the Code or stock in a passive foreign investment company, as defined in Section 1297(a) of the Code.

3.	The Acquired Fund will not recognize gain or loss upon the distribution to its shareholders of the Acquiring Fund Shares received by the Acquired Fund in the Reorganization.

4.

The Acquiring Fund will recognize no gain or loss upon receiving the properties of the Acquired Fund in exchange solely for the Acquiring Fund Shares and the assumption of all liabilities of the Acquired Fund.

5.

The adjusted basis to the Acquiring Fund of the properties of the Acquired Fund received by the Acquiring Fund in the Reorganization will be the same as the adjusted basis of those properties in the hands of the Acquired Fund immediately before the exchange.

6.

The Acquiring Fund’s holding periods with respect to the properties of the Acquired Fund that the Acquiring Fund acquires in the Reorganization will include the respective periods for which those properties were held by the Acquired Fund (except where investment activities of the Acquiring Fund have the effect of reducing or eliminating a holding period with respect to an asset).

7.	The Acquired Fund Shareholders will recognize no gain or loss upon receiving the Acquiring Fund Shares solely in exchange for the Acquired Fund shares.

DRAFT [●], 2026 Page 3

8.

The aggregate basis of the Acquiring Fund Shares received by an Acquired Fund Shareholder in the Reorganization will be the same as the aggregate basis of the Acquired Fund shares surrendered by the Acquired Fund Shareholder in exchange therefor.

9.

An Acquired Fund Shareholder’s holding period for the Acquiring Fund Shares received by the Acquired Fund Shareholder in the Reorganization will include the holding period during which the Acquired Fund Shareholder held the Acquired Fund shares surrendered in exchange therefor, provided that the Acquired Fund Shareholder held such shares as a capital asset on the date of the Reorganization.

We express no opinion as to the federal income tax consequences of the Reorganization except as expressly set forth above, or as to any transaction except those consummated in accordance with the Agreement. Without limiting the foregoing, we express no opinion as to the federal income tax consequences of the Reorganization to the Acquired Fund with respect to contracts described in Section 1256(b) of the Code or stock in a passive foreign investment company, as defined in Section 1297(a) of the Code.

Very truly yours,